UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                                 SEC FILE NUMBER
                                                                    000-17449

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                                    CUSIP NUMBER
                                                                    742806 30 0

(Check One):   [ X ]  Form 10-K and Form 10-KSB  [ ] Form 20-F   [ ] Form 11-K
                      [ ]   Form 10-Q and Form 10-QSB  [ ] Form N-SAR

     For Period Ended: June 30, 1998
                       -------------

    [ ] Transition Report on 10-K
    [ ] Transition Report  on  Form  20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition  Report on Form N-SAR
    For the Transition Period Ended:
                                     ------------------------------------------

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     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

           PROCYON CORPORATION
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Former Name if Applicable

           Not Applicable
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Address of Principal Executive Office (Street and Number)

           1150 CLEVELAND STREET, SUITE 410
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City, State and Zip Code

           CLEARWATER, FLORIDA 34615
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PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

             (a)   The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]        (b)   The subject annual  report,  semi-annual  report,  transition report on Form 10-K,  Form  10-KSB,  Form 20-F,  11-K or Form
                   N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
                   10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             (c)   The  accountant's  statement or other exhibit  required by
                   Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

           The time required by management to acquaint the Company's new accountants with the Company's financial procedures was more lengthy than contemplated. Accordingly, final review and approval of the Form 10-KSB by the Company's directors can not be completed in the prescribed time period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     J. B. ANDERSON                (813)                       447-2998
------------------------       ---------------             ------------------
        (Name)                   (Area Code)               (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no,
     identify reports(s).                                 [ X ]  Yes   [ ]  No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why
     a reasonable estimate of the results cannot be made. [ X ]  Yes   [ ]  No

     Net sales, gross profit and net loss (after dividend requirements for Preferred Stock) during fiscal 1998 were approximately $370,000, $190,000 and $1,112,000, respectively. This compares to net sales, gross profit and net loss (after dividend requirements for Preferred Stock) during fiscal 1997 of $216,000, $119,000 and $701,000, respectively.

================================================================================



                               PROCYON CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 PROCYON CORPORATION


Date:    September 28, 1998                       By:  /s/  John C. Anderson
                                                     ---------------------------
                                                     John C. Anderson, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representa-tive. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).

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